

Mail Stop 3233

May 1, 2017

Via E-mail
Henry Fahman
Chief Executive Officer
PHI Group, Inc.
5348 Vegas Drive
Las Vegas, Nevada 89128

> **Re: PHI Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 3, 2017**
> **File No. 333-217120**

Dear Mr. Fahman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

2. We note your disclosure that the 5,000,000 shares you are registering represent 59.63% of your current public float. Given the size of this offering, it appears that this may be a primary offering that can proceed on an "at the market" basis under Rule 415(a)(4) only if the company is eligible to conduct a primary offering on Form S-3. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. To the extent that you need to amend the investment agreement, please withdraw your current registration statement and refile a new registration statement, along with the amended investment agreement, which registers no greater than one-third of your public float. For guidance, refer to Questions

139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations.

3. To the extent you have had past transactions, other than the equity line agreement, with Azure or any of its affiliates, please revise your disclosure to provide material terms of such past transactions, including the impact of those transactions on the market price your common stock.

Investment Agreement, page 8

4. We note your disclosure that "the obligations of Azure as imposed by the terms of this agreement are non-transferable." We refer to Section 18 of the Investment Agreement filed as Exhibit 10.20, which states that "any purported assignment by a party *without prior written consent* of the other party will be null and void" (emphasis added) and the last sentence which references the parties and "their respective successors and assigns." To the extent Azure can assign the agreement with prior written consent, please revise the agreement and file as an exhibit to the new registration statement. Refer to Question 139.16 of the Securities Act Sections Compliance and Disclosure Interpretations for guidance.

5. We note your disclosure on page 9 that "in connection with the preparation of the Investment Agreement and the registration rights agreement, we issued Azure a convertible promissory note for $15,000, having a conversion price equal to 50% of the average of the three lowest trading prices during the ten (10) trading days prior to the date of the conversion." Because the conversion of the convertible promissory note is convertible into common stock at a formula that is tied to the market price of your common stock, we have deemed the convertible promissory note to be part of the securities being offered in the investment agreement. To the extent that you need to amend the convertible promissory note, please withdraw your current registration statement and refile a new registration statement, along with the amended convertible promissory note, if applicable. Refer to Questions 139.17 and 139.20 of the Securities Act Sections Compliance and Disclosure Interpretations for guidance.

Equity Financing Arrangements, page 24

6. We note your risk factor disclosure on page 12 where you indicate that you may not be able to access sufficient funds under the equity line when needed. Please revise your disclosure in this section, or where applicable, to include a discussion of the likelihood that you will ever receive, or will ever need, based on your business plan, the full amount of proceeds available under the Investment Agreement. If you believe you are unlikely to receive the full amount, please revise your disclosure to include an explanation of why you chose the $10 million.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Christopher Dieterich